Amounts in USD

Dates

Collection Period No.	5			
Collection Period (from... to)	1-Sep-2026	30-Sep-2026		
Determination Date	13-Oct-2026			
Record Date	14-Oct-2026			
Distribution Date	15-Oct-2026			
Interest Period of the Class A-1, A-2B Notes (from... to)	15-Sep-2026	15-Oct-2026	Actual/360 Days	30
Interest Period of the Class A-2A, A-3 and A-4 Notes (from... to)	15-Sep-2026	15-Oct-2026	30/360 Days	30

Summary

	Initial Balance	Beginning Balance	Ending Balance	Principal Payment	Principal per $1000 Face Amount	Note Factor
Class A-1 Notes	358,000,000.00	101,763,090.58	56,232,876.79	45,530,213.79	127.179368	0.157075
Class A-2A Notes	265,000,000.00	265,000,000.00	265,000,000.00	0.00	0.000000	1.000000
Class A-2B Notes	189,000,000.00	189,000,000.00	189,000,000.00	0.00	0.000000	1.000000
Class A-3 Notes	454,000,000.00	454,000,000.00	454,000,000.00	0.00	0.000000	1.000000
Class A-4 Notes	89,870,000.00	89,870,000.00	89,870,000.00	0.00	0.000000	1.000000
Total Note Balance	**1,355,870,000.00**	**1,099,633,090.58**	**1,054,102,876.79**	**45,530,213.79**		

Overcollateralization	34,768,069.23	34,765,951.73	34,765,951.73
Adjusted Pool Balance	1,390,638,069.23	1,134,399,042.31	1,088,868,828.52
Yield Supplement Overcollateralization Amount	78,330,626.08	63,228,739.96	60,427,324.72
Pool Balance	**1,468,968,695.31**	**1,197,627,782.27**	**1,149,296,153.24**

	Amount	Percentage
Initial Overcollateralization Amount	34,768,069.23	2.50%
Target Overcollateralization Amount	34,765,951.73	2.50%
Current Overcollateralization Amount	34,765,951.73	2.50%

	Interest Rate	Interest Payment	Interest per $1000 Face Amount	Interest & Principal Payment	Interest & Principal Payment per $1000 Face Amount
Class A-1 Notes	0.000000%	0.00	0.000000	45,530,213.79	127.179368
Class A-2A Notes	4.130000%	912,041.67	3.441667	912,041.67	3.441667
Class A-2B Notes	4.008500%	631,338.75	3.340417	631,338.75	3.340417
Class A-3 Notes	4.360000%	1,649,533.33	3.633333	1,649,533.33	3.633333
Class A-4 Notes	4.470000%	334,765.75	3.725000	334,765.75	3.725000
Total		**$3,527,679.50**		**$49,057,893.29**	

Amounts in USD

Available Funds	
Principal Collections	47,294,262.61
Interest Collections	6,422,452.35
Net Liquidation Proceeds	570,689.50
Recoveries	460,992.15
Purchase Amounts	0.00
Advances made by the Servicer	0.00
Investment Earnings	145,787.04
Available Collections	**54,894,183.65**
Reserve Fund Draw Amount	0.00
Available Funds	**54,894,183.65**

Distributions	
(1) Total Servicing Fee	998,023.15
Nonrecoverable Advances to the Servicer	0.00
(2) Total Trustee Fees and any Asset Representations Reviewer fees (max. $250,000 p.a.)	0.00
(3) Interest Distributable Amount Class A Notes	3,527,679.50
(4) Priority Principal Distributable Amount	0.00
(5) To Reserve Fund to reach the Reserve Fund Required Amount	0.00
(6) Regular Principal Distributable Amount	45,530,213.79
(7) Additional Servicing Fee and Transition Costs	0.00
(8) Total Trustee Fees and any Asset Representations Reviewer fees [not previously paid under (2)]	0.00
(9) Excess Collections to Certificateholders	4,838,267.21
Total Distribution	**54,894,183.65**

Distribution Detail

	Due	Paid	Shortfall
Total Servicing Fee	998,023.15	998,023.15	0.00
Total Trustee Fee	0.00	0.00	0.00
Monthly Interest Distributable Amount	3,527,679.50	3,527,679.50	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2A Notes	912,041.67	912,041.67	0.00
thereof on Class A-2B Notes	631,338.75	631,338.75	0.00
thereof on Class A-3 Notes	1,649,533.33	1,649,533.33	0.00
thereof on Class A-4 Notes	334,765.75	334,765.75	0.00
Interest Carryover Shortfall Amount	0.00	0.00	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2A Notes	0.00	0.00	0.00
thereof on Class A-2B Notes	0.00	0.00	0.00
thereof on Class A-3 Notes	0.00	0.00	0.00
thereof on Class A-4 Notes	0.00	0.00	0.00
Interest Distributable Amount Class A Notes	3,527,679.50	3,527,679.50	0.00
Priority Principal Distributable Amount	0.00	0.00	0.00
Regular Principal Distributable Amount	45,530,213.79	45,530,213.79	0.00
Aggregate Principal Distributable Amount	45,530,213.79	45,530,213.79	0.00

Amounts in USD

Reserve Fund and Investment Earnings

Reserve Fund

Reserve Fund Required Amount	3,476,595.17
Reserve Fund Amount - Beginning Balance	3,476,595.17
plus/minus change to meet Reserve Fund Required Amount	0.00
plus Net Investment Earnings for the Collection Period	9,287.31
minus Net Investment Earnings	9,287.31
minus Reserve Fund Draw Amount	0.00
Reserve Fund Amount - Ending Balance	3,476,595.17
Reserve Fund Deficiency	0.00

Investment Earnings

Net Investment Earnings on the Reserve Fund	9,287.31
Net Investment Earnings on the Collection Account	136,499.73
Investment Earnings for the Collection Period	145,787.04

Notice to Investors

Amounts in USD

Pool Statistics

Pool Data	Amount	Number of Receivables
Cutoff Date Pool Balance	1,468,968,695.31	31,650
Pool Balance beginning of Collection Period	1,197,627,782.27	28,554
Principal Collections	29,087,430.95	
Principal Collections attributable to Full Pay-offs	18,206,831.66	
Principal Purchase Amounts	0.00	
Principal Gross Losses	1,037,366.42	
Pool Balance end of Collection Period	1,149,296,153.24	27,864
Pool Factor	78.24%	

	As of Cutoff Date	Current
Weighted Average APR	6.37%	6.36%
Weighted Average Number of Remaining Payments	49.61	44.04
Weighted Average Seasoning (months)	12.75	18.51

Amounts in USD

Delinquency Profile

Delinquency Profile (1)	Amount	Number of Receivables	Percentage
Current	1,144,945,838.28	27,773	99.62%
31-60 Days Delinquent	3,467,034.26	70	0.30%
61-90 Days Delinquent	656,031.51	16	0.06%
91-120 Days Delinquent	227,249.19	5	0.02%
Total	1,149,296,153.24	27,864	100.00%

Delinquency Trigger	**4.910%**
60+ Delinquency Loans to EOP Aggregate Securitization Value	0.077%
Delinquency Trigger occurred	No

(1) A receivable is not considered delinquent if the amount past due is less than 10% of the payment due under such receivable

Loss Statistics

	Current		**Cumulative**	
Losses (1)	Amount	Number of Receivables	Amount	Number of Receivables
Principal Gross Losses	1,037,366.42	29	8,383,642.04	184
Principal Net Liquidation Proceeds	569,954.44		5,268,795.53	
Principal Recoveries	453,593.17		1,423,742.81	
Principal Net Loss / (Gain)	13,818.81		1,691,103.70	

Principal Net Loss / (Gain) as % of Average Pool Balance (annualized):

Current Collection Period	0.014%
Prior Collection Period	0.047 %
Second Prior Collection Period	0.781 %
Third Prior Collection Period	(0.058%)
Four Month Average	0.196%

Cumulative Principal Net Loss / (Gain) as % of Cutoff Date Pool Balance	0.115%
Average Net Loss / (Gain)	9,190.78

(1) Losses include accounts that have been charged off with a balance remaining of less than $50. These accounts are excluded in the Number of Receivables count as they are not considered a charge-off **on a defaulted loan**.